Nomad Royalty Company Ltd.

Condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 (unaudited)

(Expressed in United States dollars)

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	June 30, 2021	December 31, 2020
		$	$
Assets
Current assets
Cash		25,410	22,517
Amounts receivable		611	1,349
Gold prepay loan	4	—	6,920
Other assets		1,144	1,023
Total current assets		27,165	31,809
Non-current assets
Gold prepay loan	4	—	8,237
Royalty, stream and other interests	5	215,940	207,923
Investments in associate	6	23,767	—
Deferred income taxes		42,316	42,059
Total non-current assets		282,023	258,219
Total assets		309,188	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities		3,967	4,391
Deferred payment liability – host contract	7	9,367	—
Deferred payment liability – conversion option	7	1,899	—
Revolving credit	8	23,000	—
Total current liabilities		38,233	4,391
Non-current liabilities
Deferred payment liability – host contract	7	—	9,046
Deferred payment liability – conversion option	7	—	3,013
Total non-current liabilities		—	12,059
Total liabilities		38,233	16,450
Equity
Common shares		255,125	254,210
Warrants		3,156	2,838
Contributed surplus		3,751	3,091
Retained earnings		8,923	13,439
Total equity		270,955	273,578
Total liabilities and equity		309,188	290,028
Subsequent event (Note 16)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors
(signed) Vincent Metcalfe, Director	(signed) Jamie Porter, Director

Nomad Royalty Company Ltd.
Consolidated statements of income and comprehensive income (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Three months ended		Six months ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
		$	$	$	$
Revenue	12
Gold and silver sales		4,192	5,611	13,530	11,987
Other revenue		400	427	714	427
Total revenue		4,592	6,038	14,244	12,414
Cost of sales
Purchased cost of gold and silver		546	4,599	3,852	8,979
Depletion of royalty, stream and other interests	5	2,796	1,224	6,266	2,478
Total costs of sales		3,342	5,823	10,118	11,457
Gross profit		1,250	215	4,126	957
Other operating expenses (income)
General and administrative expenses		1,178	631	2,317	1,207
Project evaluation expenses		135	22	371	55
Share-based compensation	10	509	1,344	1,171	1,344
Change in fair value of gold prepay loan	4	(428)	(2,652)	690	(3,575)
Share of income of associate	6	(53)	—	(53)	—
Listing expenses		—	23,492	—	23,492
Total other operating expenses		1,341	22,837	4,496	22,523
Operating loss		(91)	(22,622)	(370)	(21,566)
Other income (expenses)
Change in fair value of conversion option	7	720	(4,984)	1,114	(4,984)
Finance costs		(513)	(84)	(916)	(84)
Foreign exchange income (loss)		75	(156)	67	(156)
Total other income (expenses)		282	(5,224)	265	(5,224)
Income (loss) before income taxes		191	(27,846)	(105)	(26,790)
Income tax recovery		69	35,111	108	35,111
Net income and comprehensive income		260	7,265	3	8,321
Net income per share	11
Basic		0.00	0.18	0.00	0.23
Diluted		0.00	0.18	0.00	0.23
Weighted average number of common shares outstanding	11
Basic (in thousands)		56,641	39,822	56,628	36,297
Diluted (in thousands)		56,892	39,822	56,887	36,297
Net income and comprehensive income are entirely attributable to the Company’s shareholders.

The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Three months ended		Six months ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
		$	$	$	$
Operating activities
Net income for the period		260	7,265	3	8,321
Adjustments for:
Cost of sales related to gold prepay loan		—	4,332	1,522	8,274
Depletion of royalty, stream and other interests	5	2,796	1,224	6,266	2,478
Share-based compensation	10	509	1,344	1,171	1,344
Listing expense		—	22,390	—	22,390
Change in fair value of gold prepay loan	4	(428)	(2,652)	690	(3,575)
Change in fair value of conversion option	7	(720)	4,984	(1,114)	4,984
Share of income of associate		(53)	—	(53)	—
Deferred income tax recovery		(150)	(35,111)	(257)	(35,111)
Finance costs		260	56	499	56
Interest received		—	303	210	612
Changes in other assets and liabilities
Amounts receivable		180	(22)	738	(22)
Other assets		(196)	(470)	(224)	(170)
Accounts payable and accrued liabilities		(35)	1,170	(709)	796
Cash provided by operating activities		2,423	4,813	8,742	10,377
Investing activities
Cash acquired	5	—	3,149	—	3,149
Acquisition of gold prepay loan	4	—	—	—	(15,500)
Acquisition of royalty, stream and other interests	5	(3)	(10,000)	(1,194)	(10,000)
Acquisition of investments in associate	6	(23,087)	—	(23,087)	—
Cash used in investing activities		(23,090)	(6,851)	(24,281)	(22,351)
Financing activities
Proceeds on issuance of common shares	9	—	9,652	—	9,652
Revolving credit drawn	8	23,000	—	23,000	—
Share and warrant issue expenses		(7)	(614)	(15)	(614)
Exercise of share options		4	—	4	—
Financing fees		—	—	(85)	—
Dividends paid		(2,252)	—	(4,472)	—
Net parent investment		—	547	—	15,175
Net cash provided by financing activities		20,745	9,585	18,432	24,213
Net increase in cash		78	7,547	2,893	12,239
Cash at beginning of period		25,332	4,692	22,517	—
Cash at end of period		25,410	12,239	25,410	12,239
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	Number of common shares outstanding (Note 9)	Common shares	Warrants	Contributed surplus	Retained Earnings	Total
			$	$	$	$	$

Balance as at December 31, 2020		56,542,768	254,210	2,838	3,091	13,439	273,578
Net income and comprehensive income		—	—	—	—	3	3
Dividends declared		—	—	—	—	(4,537)	(4,537)
Issuance of shares – Acquisition of Blackwater Gold Royalty	5	79,185	669	—	—	—	669
Issuance of warrants - Acquisition of Compania Minera Caserones	6	—	—	324	—	—	324
Share-based compensation	10
- Share options		—	—	—	265	—	265
- Restricted share units		—	—	—	624	—	624
- Deferred share units		—	—	—	281	—	281
Share options exercised		3,290	23	—	(20)	—	3
Settlement of restricted share units in common shares		30,575	223	—	(490)	18	(249)
Warrants issuance costs		—	—	(6)	—	—	(6)

Balance as at June 30, 2021		56,655,818	255,125	3,156	3,751	8,923	270,955

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Number of common shares outstanding (Note 9)	Common shares	Net parent investment	Contributed surplus	Retained Earnings	Total
		$	$	$	$	$

Balance as at December 31, 2019	—	—	75,880	—	—	75,880
Net income and comprehensive income	—	—	2,485	—	5,836	8,321
Net parent investment	—	—	15,175	—	—	15,175
Issuance of shares to parent	32,771,752	93,540	(93,540)	—	—	—
Deemed issuance to investors of Guerrero Ventures Inc. as part of the Reverse Take-over:						—
- Common shares	3,328,087	21,737	—	—	—	21,737
- Share options	—	—	—	1,108	—	1,108
Issuance of shares – Acquisitions
- Bonikro Gold Stream	6,873,844	38,160	—	—	—	38,160
- Yamana Portfolio	6,650,000	37,786	—	—	—	37,786
Issuance of shares – Private placement	1,477,777	9,652	—	—	—	9,652
Share-based compensation
- Share options	—	—	—	895	—	895
- Restricted share units	—	—	—	429	—	429
- Deferred share units	—	—	—	20	—	20
Settlement of restricted share units in common shares	23,347	151	—	(327)	—	(176)
Share issuance costs, net of income taxes of $147,000	—	(547)	—	—	—	(547)

Balance as at June 30, 2020	51,124,807	200,479	—	2,125	5,836	208,440
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad Royalty Company Ltd. (“Nomad” or the “Company”) was incorporated on February 20, 1961 in British Columbia, Canada. On December 20, 2019, the Company was continued from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act.
The head office, principal address and registered office of the Company are located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montréal, Quebec, H3B 0G4.
Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 15 royalties, streams and interests in an associate, of which 8 are on currently producing mines or have interest in producing mines.
Note 2 - Basis of Presentation and Statement of Compliance
These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The condensed consolidated interim financial statements also include the condensed combined carve-out interim financial statements of the Orion Fund II Portfolio described in the Company's audited consolidated financial statements for the year ended December 31, 2020 for all periods prior to the completion of the reverse takeover transaction on May 27, 2020 (the “RTO Transaction”).
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These condensed consolidated interim financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CAD $” refer to Canadian dollars.
In June 2021, the Company carried out a consolidation of its issued and outstanding common shares, as described in Note 9. All previously reported share and per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the share consolidation.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting.
Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020, except for the new significant accounting policies adopted since then as described in Note 3 and the reclassification of the expenses related to project evaluations from General and administrative expenses to Project evaluation expenses.
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The critical judgments and estimates applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020 except for the change in valuation technique used to estimate the fair value of the Deferred Payment (defined herein) as described in Note 13.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on July 28, 2021.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first and second quarter of 2020, a number of mining projects in which the Company holds royalty, stream or other interests, were suspended due to operational restrictions, or as governments declared a state of emergency. All of these operations have since been restarted. As at June 30, 2021, the Company has not recorded any impairments directly attributable to the COVID-19 pandemic.
Note 3 – New significant Accounting Policies
Investments in associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investments in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associates, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associates’ reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of the associates are recognized in net income (loss) during the period. Dividends received from the associates are accounted for as a reduction in the carrying amount of the Company’s investment.
The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.
Revolving credit
Borrowings under the revolving credit facility are accounted for as financial liabilities at amortized cost. The borrowings are recognized initially at fair value, net of any directly attributable transaction cost and are subsequently measured at amortized cost using the effective interest method.
Note 4 - Gold Prepay Loan
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold Mines Limited (“Premier Gold”) by Equinox Gold Corp. (“Equinox”), the Company amended its Mercedes and South Arturo silver stream as described in Note 5. Concurrently with the completion of the amendments, the Gold Prepay Loan was terminated.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Opening balance	12,307	19,152	15,157	6,842

Increase in principal of gold prepay loan	—	—	—	15,500
Gold deliveries	—	(4,332)	(1,522)	(8,274)
Interest received	—	(300)	(210)	(471)
Change in fair value	428	2,652	(690)	3,575
Termination	(12,735)	—	(12,735)	—

Closing balance	—	17,172	—	17,172

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 5 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at June 30, 2021:

	Costs				Accumulated depletion				Carrying amount
	Balance – January 1, 2021	Transfers	Additions	Balance – June 30, 2021	Balance – January 1, 2021	Depletion	Transfers	Balance – June 30, 2021	Balance – June 30, 2021
	$	$		$	$	$		$	$
Stream interests
Blyvoor Gold Stream	37,000	—	—	37,000	—	(3)	—	(3)	36,997
Woodlawn Silver Stream	19,000	—	—	19,000	(402)	—	—	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	(20,086)	—	—	(9,659)	(1,266)	10,925	—	—
Mercedes Gold and Silver Stream	—	19,043	12,735	31,778	—	(1,580)	(10,358)	(11,938)	19,840
South Arturo Silver Stream	—	1,043	—	1,043	—	(1)	(567)	(568)	475
Bonikro Gold Stream	35,011	—	—	35,011	(4,083)	(2,937)	—	(7,020)	27,991
Total – Stream interests	111,097	—	12,735	123,832	(14,144)	(5,787)	—	(19,931)	103,901

Royalty and other interests
RDM Gold Royalty	5,817	—	—	5,817	(699)	(276)	—	(975)	4,842
Gualcamayo Gold Royalty	39,634	—	—	39,634	—	—	—	—	39,634
Suruca Gold Royalty	12,512	—	—	12,512	—	—	—	—	12,512
Troilus Gold Royalty	8,575	—	—	8,575	—	—	—	—	8,575
Moss Gold Royalty	9,086	—	—	9,086	(139)	(203)	—	(342)	8,744
Robertson Gold Royalty	34,665	—	—	34,665	—	—	—	—	34,665
Blackwater Gold Royalty	1,519	—	1,548	3,067	—	—	—	—	3,067
Total – Royalty and other interests	111,808	—	1,548	113,356	(838)	(479)	—	(1,317)	112,039

	222,905	—	14,283	237,188	(14,982)	(6,266)	—	(21,248)	215,940

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Acquisition
On January 11, 2021, the Company completed the acquisition of a 0.21% net smelter return (“NSR”) royalty on the Blackwater Gold Project and satisfied the second and last tranche of the purchase price by issuing 79,185 common shares of the Company and by paying $876,000 in cash. The fair value of $669,000 for the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
Amendments to the Mercedes and South Arturo Silver Stream
On April 7, 2021, the Company amended its Mercedes and South Arturo silver stream in connection with the closing of the acquisition of Premier Gold by Equinox and the creation of a new company called i-80 Gold Corp. (“i-80 Gold”). The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico (the “Mercedes Gold and Silver Stream Agreement”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine (the “South Arturo Silver Stream Agreement”).
Mercedes Gold and Silver Stream Agreement
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan (Note 4) was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
In connection with the amendments to the Mercedes Gold and Silver Stream Agreement, the cost and related accumulated depletion of the original Mercedes and South Arturo silver stream were transferred to the Mercedes Gold and Silver Stream (and to the South Arturo Silver Stream described below) on April 7, 2021. The cost of the gold stream acquired in connection with the termination of the Gold Prepay Loan was evaluated to the fair value of the Gold Prepay Loan prior to termination representing the non-cash consideration given to acquire the gold stream.
South Arturo Silver Stream Agreement
The Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold)

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

and 50% of the ounces of refined silver in attributable production from the exploration area. The terms of the South Arturo Silver Stream Agreement are similar to the previous stream agreement. In connection with the South Arturo Silver Stream Agreement, the cost and related accumulated depletion of the original Mercedes and South Arturo silver stream were transferred to the South Arturo Silver Stream (and to the Mercedes Gold and Silver Stream described above) on April 7, 2021.
Note 6 - Investments in associate

In May 2021, the Company acquired a 30% ownership interest in Compania Minera Caserones (“CMC”), a private Chilean company which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones copper mine in Chile. As a result of the ownership position, the Company concluded it has a significant influence over CMC and as such, the investment in associate is accounted for under the equity method. The acquisition cost is comprised of the following:

Consideration paid for the CMC acquisition:	$

Cash	23,000
Purchase price payable to the private vendor	666
2,000,000 warrants issued to the private vendor (to purchase 200,000 common shares)(1)	324
Transaction costs	176
24,166
(1)The share purchase warrants entitle the holders to acquire up to 200,000 common shares on a post-consolidation basis (Note 9) of the Company at a price of $10.85 per common share for a period of 3 years. The fair value was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.35%, average projected volatility of 45%, dividend yield of 1.96%, average expected life of warrants of 3 years for a fair value of $0.162 per share purchase warrant.

For the three and six months ended June 30, 2021
$
Opening balance	—

Acquisition	24,166
Dividends received	(452)
Share of income and comprehensive income	53

Closing balance	23,767

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 7 – Deferred Payment Liability
The deferred payment of $10 million to Yamana Gold Inc. (“Yamana”) has a term of two years (subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of the Yamana, into Nomad’s common shares at a price of CAD $9.00 per common share (the “Deferred Payment”). Nomad was originally granted an option to pay the Deferred Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the deferred cash payment. The Company elected not to exercise its option.
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated interim balance sheets.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2021	9,046	3,013	12,059
Change in fair value of Conversion option	—	(1,114)	(1,114)
Finance costs (1)	470	—	470
Interest paid	(149)	—	(149)
Balance as at June 30, 2021	9,367	1,899	11,266
(1)Finance costs are calculated by applying the effective interest rate of 10.4% to the debt host.
From a liquidity perspective, the maximum principal amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million, exclusive of interests to be paid in cash.
Note 8 – Revolving Credit
On August 17, 2020, the Company entered into a credit agreement for a $50 million revolving credit facility (the “Facility”) with an option to increase to $75 million, subject to satisfaction of certain conditions. The Facility is secured by all of the Company’s assets and has an 18-month term, extendable through mutual agreement between Nomad and the lenders.

In May 2021, in connection with the acquisition of an interest in CMC described in Note 6, the Company drew down an amount of $23 million under the Facility to satisfy the purchase price payable in cash. The drawn funds bear interest at LIBOR plus a margin of 3.25%. For the year ended December 31, 2020, no amount was drawn under the Facility.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at June 30, 2021, the Company is in compliance with all covenants under the Facility.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 9 – Share Capital
Normal course issuer bid
On April 29, 2021, the Company commenced a normal course issuer bid program to purchase, for cancellation, up to 1,555,005 common shares (post-consolidation) in the capital of the Company in the twelve-month period ending April 28, 2022. The average daily trading volume of the Company's common shares on the TSX for the six calendar months preceding March 31, 2021 is 20,616 common shares (post-consolidation). In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 5,154 common shares (post-consolidation). The price per common share will be based on the market price of such common shares at the time of purchase in accordance with regulatory requirements. Since the commencement of the program, no common shares were purchased for cancellation.
Share consolidation
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common shares issuable under the Company’s outstanding common share purchase warrants, share options, restricted share units, deferred share units and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the share consolidation.
At-the-market equity program
On June 22, 2021, the Company established an at-the-market ("ATM") equity program allowing the Company to issue and sell up to $50 million in common shares from treasury to the public, from time to time at the Company's sole discretion and at the prevailing market price. The sales of the common shares under the ATM equity program are subject to applicable regulatory limitations.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 10 – Share-based Compensation
Share options
Set out below are summaries of share purchase options (“Options”) outstanding and exercisable under the Nomad Option Plan and the Guerrero Option Plan:

	Number of Options (Note 9)	Weighted average exercise price per share (Note 9)
		CAD $
Options outstanding as at January 1, 2021	1,068,310	8.41
Granted - Nomad Option Plan	95,183	10.90
Exercised - Guerrero Option Plan	(4,121)	2.00
Options outstanding as at June 30, 2021	1,159,372	8.63
Options exercisable as at June 30, 2021	899,578	7.62

A summary of the Company’s Options as of June 30, 2021 is as follows:

Exercise Price (Note 9)	Number of Options outstanding (Note 9)	Number of Options exercisable (Note 9)	Weighted Average Remaining Contractual Life (in years)
(CAD $)

2.00	238,379	238,379	3.1
9.00	500,000	500,000	3.1
10.90	95,183	77,088	4.6
11.20	55,210	—	4.4
12.30	252,330	84,111	3.9
15.00	18,270	—	4.1
	1,159,372	899,578	3.5
The weighted average fair value of Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

For the six months ended June 30, 2021

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CAD $) (Note 9)	$10.90
Expected dividend yield	1.8%
Expected volatility	40%
Risk-free interest rate	0.6%
Expected Option life, in years	5
Weighted average fair value per Option granted (Note 9)	$2.56

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Restricted and performance share units
Set out below are summaries of restricted share units (“RSUs”) granted under the Nomad Share Unit Plan:

	Number of RSUs (Note 9)	Weighted average intrinsic value at grant date (Note 9)
		CAD $
RSUs outstanding as at January 1, 2021	146,600	11.16
Granted	45,231	9.40
Settled	(61,898)	9.29
Reinvested dividends	1,446	11.16
RSUs outstanding as at June 30, 2021	131,379	11.44
RSUs vested as at June 30, 2021	—	—
Deferred share units
Set out below are summaries of deferred share units (“DSUs”) granted under the Nomad DSU Plan:

	Number of DSUs (Note 9)	Weighted average intrinsic value at grant date (Note 9)
		CAD $
DSUs outstanding as at January 1, 2021 and June 30, 2021	67,380	13.18
DSUs vested as at June 30, 2021	67,380	13.18

For the three months ended June 30, 2021, the total share-based compensation related to Options, RSUs and DSUs amounted to $125,000, $299,000 and $85,000, respectively ($895,000, $429,000 and $20,000 respectively for the three months ended June 30, 2020). For the six months ended June 30, 2021, the total share-based compensation related to Options, RSUs and DSUs amounted to $265,000, $625,000 and $281,000, respectively ($895,000, $429,000 and $20,000 respectively for the six months ended June 30, 2020). Share based compensation related to Options, RSUs and DSUs is classified under Share-based compensation in the consolidated statement of income and comprehensive income.
Note 11 – Net Income per Share
Basic income per share is based on net income attributable to the common shareholders and is calculated based on the weighted average number of common shares outstanding during the periods presented after taking into consideration the consolidation of shares described in Note 9. For comparative purposes, the Company’s common shares issued to the parent under the RTO Transaction, have been assumed to be outstanding as of the beginning of each period presented prior to the RTO Transaction.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

For the three and six months ended June 30, 2021, a total of 420,993 share options and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share and all potentially dilutive common shares related to the Deferred Payment are deemed to be antidilutive as their impact would increase the net income per share.
For the three and six months ended June 30, 2020, all potentially dilutive common shares were deemed to be antidilutive as their impact would have increased the net income per share thus diluted net loss per share was equal to the basic net loss per share.
Note 12 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the six months ended June 30, 2021 and 2020, royalty and stream interest revenues were earned from the following jurisdictions:

	Revenue for the six months ended June 30, 2021
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	1,689	5,096	280	1,518	8,583	60%
South America	—	—	434	—	434	3%
Africa	5,227	—	—	—	5,227	37%
	6,916	5,096	714	1,518	14,244	100%

		Revenue for the six months ended June 30, 2020
	Gold Streams	Silver Streams	Gold Prepay Loan	Total
	$	$	$	$	%

North America	—	2,300	8,294	10,594	85%
Africa	853	—	—	853	7%
Australia	—	967	—	967	8%
	853	3,267	8,294	12,414	100%

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 13 - Fair Value Measurements
The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.
For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Level 3 instrument: Conversion option – deferred payment
The Deferred Payment is a compound financial instrument, comprising a debt host and a conversion and early redemption option portion
The Conversion Option embedded in the Deferred Payment described in Note 7 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. As at June 30, 2021, the fair value of the Conversion Option was estimated using a Black-Scholes option pricing model. The Company changed it valuation technique from a Monte-Carlo valuation model to take into consideration its election not to exercise its option to pay the Deferred Payment before May 27, 2021.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at June 30, 2021 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Black-Scholes option pricing model	Volatility of share price	41%	Absolute value of 5% increase would result in an increase in fair value by $189.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 14 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:
Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, amounts receivables and accounts payable and accrued liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities as at June 30, 2021, a 5% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
In addition, the fair value of the Deferred Payment’s Conversion Option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $195,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
Amounts drawn under the Facility are exposed to interest rate risk as they bear interest at a variable interest rate. Based on the balances and interest rates under the Facility as at June 30, 2021, the impact on net financial expenses over the remaining term of the Facility of a 0.5% change in interest rates would result in a decrease in income before income taxes of $74,000.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The Company’s exposure to interest rate risk fluctuation on the fair value of the Conversion option is not significant and a 0.5% change in interest rates would result in an immaterial impact.
Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion Option on the Deferred Payment. A decrease (increase) of 5% in the Company’s common share price used in the Black-Scholes option pricing model would decrease (increase) income before income taxes by $346,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash, trade receivables and the gold prepay loan. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing its cash with Canadian recognized financial institutions and Canadian chartered banks.
(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
As at June 30, 2021, the Company had cash of $25,410,000 and working capital deficiency of $11,068,000. The Company also manages liquidity risk through the management of its capital structure. As at June 30, 2021, the Company had access to undrawn borrowings of $27 million under the Facility, excluding the option to increase the Facility by $25 million as described in Note 8. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price.

The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at June 30, 2021. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

			As at June 30, 2021
	Carrying amount	Maturity	Estimated payment date
			Remainder of 2021	2022
Financial liabilities	$		$	$
Accounts payable and accrued liabilities	3,967	Within 90 days	3,967	—
Deferred Payment Liability – debt host	9,367	May 2022	—	10,000
Interest on Deferred Payment Liability	—	Up to May 2022	151	121
Deferred Payment Liability – Conversion option	1,899	Up to May 2022	—	—
Facility	23,000	Up to February 2022	—	23,000
Interest on Facility	—	Up to February 2022	394	103
	38,233		4,512	33,224
Note 15 - Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of Contract
Stream interests	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: 1,000 oz. per quarter and up to 8,000 oz.	Jan. 2019, Mar. 2020 and Apr. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Refer to Note 5 for specific delivery terms of the Mercedes Gold and Silver Stream and the South Arturo Silver Stream.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 16 - Subsequent event
Dividends
On July 28, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.05 per common share payable on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021.